Exhibit 99.1

MoneyHero Group Announces Strategic Partnership

with Jirnexu Pte. Ltd in Malaysian Market

CompareHero, the Company’s B2C brand and platform operating exclusively in Malaysia, will be acquired by Jirnexu Sdn. Bhd., operator of RinggitPlus, the market’s largest operating player

MoneyHero will retain an equity stake in Jirnexu Pte. Ltd., the parent company of Jirnexu Sdn. Bhd, to enhance its long-term strategy for the Malaysia market

(From left to right) Yuen Tuck Siew, Chief Executive Officer of Jirnexu Sdn Bhd and Rohith Murthy, Chief Executive Officer of MoneyHero Group have signed a strategic transaction, whereby CompareHero will be acquired by Jirnexu Sdn. Bhd.

SINGAPORE, June 28, 2024 – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero’’ or the “Company”), the leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced the signing of a strategic transaction with Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. Through this transaction, MoneyHero’s B2C brand ‘CompareHero’, operating exclusively in Malaysia, its website, domain names, select user data, and IP rights will be acquired by Jirnexu Sdn. Bhd. When the transaction is completed, the CompareHero brand will continue in operation under the world-class systems of Jirnexu Sdn. Bhd. moving forward. In connection with this transaction, MoneyHero will retain an equity position in Jirnexu Pte. Ltd. Terms of the deal, expected to close in early July 2024, are confidential.

“We are pivoting our Malaysia strategy to align with our next growth phase,” said Rohith Murthy, CEO of MoneyHero. “This strategic transaction aims to maximize the value of our interests in Malaysia, both in the near and long term. It also allows us to reallocate resources towards stronger growth opportunities in our core markets—Singapore, Hong Kong, Taiwan, and the Philippines. This approach positions us to drive shareholder value more effectively. By transitioning from an operator to a long-term investor in Malaysia’s leading player, we ensure continued benefit from the market’s opportunities without competing in other geographies.”

CompareHero was launched by MoneyHero in 2013. Jirnexu Sdn. Bhd. and its brand, RinggitPlus, was founded in 2013 and focuses exclusively on Malaysia. Prior to this transaction, CompareHero and RinggitPlus were the two key operators in Malaysia.

Mr. Murthy added: “From its early development stages within MoneyHero’s portfolio, CompareHero grew into one of Malaysia’s top personal finance comparison and aggregator platforms. It is second only to our new investment in RinggitPlus. Users of CompareHero can expect continuity in service, quality, and innovation once the transaction is complete. This transaction reaffirms our commitment to the Malaysian market with a long-term, investor-focused approach, ensuring continued shareholder value and making financial decisions easier for consumers.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit http://www.MoneyHeroGroup.com.

###

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector throughout Greater Southeast Asia. The Company operates in the emerging markets of Singapore, Hong Kong, Taiwan, and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax, and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. Enterprise-wide, MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

About Jirnexu Sdn Bhd

Jirnexu Sdn Bhd, Asia’s leading full-stack FinTech solutions provider, empowers financial institutions (FSIs) and service providers with anytime/anywhere customer acquisition and lifecycle management solutions. Built on the foundation of RinggitPlus, a pioneering financial comparison platform, Jirnexu’s suite includes XpressApply, a proprietary software that streamlines online applications. This commitment to innovation positions Jirnexu as a trusted partner for leading FSIs, fostering financial inclusion and informed financial decisions for businesses and consumers alike.

About RinggitPlus

RinggitPlus.com is Malaysia’s leading financial comparison website. Every day, we help you get more for your money – whether you’re applying for a credit card, personal loan, or a new insurance plan, planning the best mortgage for your dream house, and much more. Headquartered in Kuala Lumpur, RinggitPlus is one of several brands owned and operated by FinTech company Jirnexu Sdn Bhd (co. no. 1081989-D). We made our start back in 2012 when the company’s co-founders met and realised that they share a mutual passion for giving individuals the financial advice and tools they needed to spend, manage and save money wisely.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com

3